[DECHERT LETTERHEAD]




Kimberly Browning, Esq.
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Russell Investment Company Registration Statement on Form N-14

Dear Ms. Browning:

This letter concerns the Registration Statement on Form N-14 for Russell Investment Company (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "SEC") on May 24, 2007, and our discussion regarding the Registration Statement on July 9, 2007.

Please find below our supplemental responses to your questions and comments. The responses correspond to the comments and questions given orally on July 9, 2007. For ease of reference, we have retained the numeration of responses to comments from our original letter.

Where appropriate, we have summarized your questions. Capitalized terms used herein and not defined herein have the meanings ascribed to them in the Registration Statement.

Response to Comments

     6. Comment: In the Question & Answer section, please indicate if the term "direct fund-level expenses" is a defined term. Please also confirm that the expenses of the Reorganization are covered in the waiver agreement.

         Response: Please note that the reference to "direct fund-level expenses" has been removed from the discussion of Board Considerations. Please note that RIMCo will directly pay the expenses of the Reorganization.


     20. Comment:Please indicate if RIMCo will directly pay the expenses of the Reorganization. If RIMCo will not directly pay the expenses of the Reorganization, please gross up the numbers in the financial statement to include the costs of the Reorganization.

         Response: We can confirm that RIMCo will directly pay the expenses of the Reorganization.


     Please contact the undersigned at 617.728.7155 if you have any questions.



                                                     Very truly yours,


                                                     /s/ Joshua A. Weinberg
                                                     Joshua A. Weinberg




cc:      Mary Beth Rhoden, Esq.

         John V. O'Hanlon, Esq.